Exhibit (a)(1)(H)

Form of Reminder E-mail – Dates may change if the expiration date of the offer to exchange is extended

Dear [Employee Name],

The Isilon Systems, Inc. offer to exchange certain outstanding options for new options, referred to as the offer, is still currently open. The offer will expire at 5:00 p.m., Pacific Time, on May 22, 2009, unless it is extended.

According to our records, you have not yet submitted an election form for your eligible options. Participation in the offer is voluntary; however, if you would like to participate in the offer, you must complete an election form before the expiration of the offer. Election forms and other documents for the offer (including instructions) are available on the offer website at https://isilon.equitybenefits.com. If you are not able to submit your election via the offer website for any reason (including technical failures at the website or your inability to access the website), a properly signed and completed election form must be received by fax at (206) 777-7855 before 5:00 p.m., Pacific Time, on May 22, 2009.

The required documents must be submitted by the deadline. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by Isilon via fax at (206) 777-7855 by the deadline will be accepted. Documents submitted by any other means, including hand delivery, e-mail, U.S. mail or express delivery, are not permitted. If you have questions, please email equitybenefits@isilon.com.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Options; (2) the e-mail from Gwen Weld dated April 24, 2009; (3) the e-mail announcing the offer dated April 24, 2009; (4) the Summary of Stock Option Exchange Program; (5) the Instructions Forming Part of the Terms and Conditions of the Offer; (6) the Election Form; and (7) the Agreement to Terms of Election. You may access these documents on the offer website at https://isilon.equitybenefits.com or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.